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                                                                    EXHIBIT 99.2

      REPORT OF ERNST & YOUNG LLP, INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CSXT Trade Receivables Master Trust
c/o The Chase Manhattan Bank, as Trustee

We have examined the twelve monthly CSXT Trade Receivables Master Trust Certificateholders' Distribution Date Statements filed on Form 8-K, with the Securities and Exchange Commission during the fiscal year ended December 27, 2002 with respect to the 6.00% Trade Receivables Participation Certificates, Series 1998-1 (the "Statements") prepared by CSX Transportation, Inc. as Servicer, in compliance with Section 5.02(a) of the Series 1998-1 Supplement dated as of June 17, 1998 (the "Supplement"), to the Amended and Restated Pooling and Servicing Agreement dated as of October 27, 1993, (the "Agreement"), among CSX Trade Receivables Corporation, Seller, CSX Transportation Inc., Servicer, and JP Morgan Chase Bank, fka The Chase Manhattan Bank, Trustee. We have also examined CSX Transportation, Inc.'s management's assertion, included in its representation letter dated March 24, 2003 that the servicing has been conducted in compliance with the terms and conditions as set forth in Article III, Article IV and Section 8.08 of the Agreement. CSX Transportation, Inc.'s management is responsible for preparing the Statements in compliance with the applicable section of the Supplement and also for the Servicer's compliance with the applicable requirements of the Agreement. Our responsibility is to express an opinion on the Statements and on management's assertion about the Servicer's compliance with the terms and conditions referred to above based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Statements and the Servicer's compliance with the applicable requirements of the Agreement, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer's compliance with applicable requirements of the Agreement.

In our opinion, the Statements referred to above are presented fairly, in all material respects, in accordance with Section 5.02(a) of the Supplement for the year ended December 27, 2002, and management's assertion that the servicing has been conducted by the Servicer in compliance with the terms and conditions as set forth in Article III, Article IV and Section 8.08 of the Agreement during the fiscal year ended December 27, 2002 is fairly stated, in all material respects.

We have also compared the mathematical calculations of each amount set forth in the Statements referred to above with the Servicer's computer reports which were the source of such amounts and found them to be in agreement pursuant to Section 3.07(b) of the Agreement. The sufficiency of this procedure is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of this procedure for the purpose for which this report has been requested or for any other purpose.

This report is intended solely for the information and use of CSX Trade Receivables Corporation, Seller, CSX Transportation Inc., Servicer, and JP Morgan Chase, fka The Chase Manhattan Bank, Trustee, and is not intended to be and should not be used by anyone other than these specified parties.

                                        /s/  ERNST & YOUNG, LLP
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                                        Ernst & Young LLP

March 24, 2003
Jacksonville, Florida

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